UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42305

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

+65 6271 2282

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Springview Holdings Ltd (the “Company”) is submitting this Amendment No. 1 on Form 6-K/A (hereinafter referred to as “Amendment No. 1”) to amend its original report on Form 6-K, which was filed with the Securities and Exchange Commission on June 16, 2025 (the “Original 6-K”). The sole purpose of this Amendment No. 1 is to correct the incorrect date of the press release filed as exhibit 99.1 in the Original 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 17, 2025 - Springview Holdings Wins Major Contract for Heritage Redevelopment in Singapore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: June 17, 2025	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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